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SECU[illegible] 11017278 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44892

MAR 03 2011
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Equity Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Oaklawn Road
(No. and Street)

Short Hills (City) NJ (State) 07078 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padilla and Company LLP
(Name – *if individual, state last, first, middle name*)

175-61 Hillside Avenue, Suite 200 (Address) Jamaica (City) NY (State) 11432 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

OATH OR AFFIRMATION

I, Ken Levine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Equity Capital Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MICHELE L. JOHNSON
Notary Public - State of Florida
My Commission Expires Dec 9, 2011
Commission # DD 720373

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Supplementary Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST EQUITY CAPITAL SECURITES, INC.

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2010

Padilla & Company LLP
175-61 Hillside Avenue, Suite 200, Jamaica, NY 11432
Tel. (718) 558-5858
Fax. (718) 206-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Equity Capital Securities, Inc.
Short Hills, NJ

We have audited the accompanying balance sheet of First Equity Capital Securities, Inc. as of December 31, 2010 and the related statements of operations, stockholder's equity, cash flows and changes in liabilities subordinated to creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Equity Capital Securities, Inc. as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15c3-1, 15c3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padilla and Company, LLP

Jamaica, NY
February 22, 2011

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Current assets:		
Cash and cash equivalents	$	77,789
Accounts receivable		73,295
Prepaid expenses and other assets		7,040
Total current assets		158,124
Non-current assets:		
Property and equipment, net (Cost - $23,480; Accumulated depreciation - $23,480)		-
TOTAL ASSETS	$	158,124
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	24,902
Stockholder's equity:		
Common stock, $.01 par value; 100 shares authorized		1
Additional paid-in capital		205,307
Retained earnings (deficit)		(72,086)
Total stockholder's equity		133,222
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	158,124

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 122,520
Interest income	311
Total revenues	122,831
Expenses:	
Occupancy and equipment rental	12,363
Professional fees	16,500
Telephone and communications	3,166
Travel and entertainment	19,364
Insurance	22,610
Contributions	780
Dues and subscriptions	1,128
Licenses and permits	10,687
Office expense	13,423
Other operating expenses	10,772
Total expenses	110,793
Income before provision for income taxes	12,038
Provision for income taxes	2,120
Net income	$ 9,918
Basic and diluted earnings per share	99.18

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2010

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balances at January 1, 2010	$ 188,304	$ 1	$ 270,307	$ (82,004)
Capital contributions	-	-	-	-
Dividends	(65,000)	-	(65,000)	-
Net income	9,918	-	-	9,918
Balances at December 31, 2010	$ 133,222	$ 1	$ 205,307	$ (72,086)

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2010

Cash flows from operating activities:		
Net income	$	9,918
Adjustments to reconcile net income to net cash used for operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(68,295)
Prepaid expenses and other assets		3,754
Accounts payable and accrued expenses		3,361
Net cash used for operations		(51,262)
Cash used for financing activities		
Liquidating dividends		(65,000)
Net cash used for financing activities		(65,000)
Net decrease in cash and cash equivalents		(116,262)
Cash and cash equivalents, beginning of year		194,051
Cash and cash equivalents, end of year		77,789
Supplementary disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes		2,120

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR DECEMBER 31, 2010

Subordinated borrowings at January 1, 2010	$ -
Subordinated notes issued or paid in 2010	-
Subordinated borrowings at December 31, 2010	$ -

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. Organization:

The Company was incorporated in the State of New York on May 28, 1993 to engage in the brokerage and investment advisory business.

2. Significant accounting policies:

a. Basis of presentation

The financial statements of the organization have been prepared on the accrual basis of accounting. The financial statements' presentation is in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

b. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Revenue recognition

Consulting and advisory fee revenue was recognized when services provided were substantially completed.

d. Income taxes

The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the Internal Revenue Code which provides that, in lieu of corporate income taxes, stockholders are taxed individually on the Company's taxable income.

e. Cash and cash equivalents

Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

f. Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the useful lives of the assets using both the straight-line and declining balance methods. Purchases of property and equipment amounting to $2,500 and above are capitalized. Expenditures for repairs and maintenance are charged to operations in the period incurred.

3. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's net capital rule which requires that the Company maintain a minimum net capital as defined, of 12.5% of aggregate indebtedness during the Company's first twelve months in business, or $5,000, whichever is greater. The Company agreed to maintain 120% of its minimum net capital requirements, or $6,000, in accordance with SEC Rule 17a-11(b)(1).

Net capital and aggregate indebtedness change from day-to-day, but, as of December 31, 2010, the Company had net capital of $52,886 which exceeded requirements by $47,886.

4. Pension plan:

The Company sponsors a profit sharing plan which covers all employees meeting the age and length of service requirements of the Plan. Contributions to the Plan are at the discretion of the Company's Board of Directors. Pension expense charged to operations for the year ended December 31, 2010 was $0.

5. Dividends:

Cash dividends of $65,000 was declared and paid on December 31, 2010.

FIRST EQUITY CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Credits:		
Stockholder's equity	$	133,222
Debits:		
Nonallowable assets:		
Accounts receivable		73,295
Prepaid expenses and other assets		7,040
Net capital		52,887
Minimum net capital requirements - greater of 12.5% of aggregate indebtedness or $5,000		5,000
Net capital in excess of requirements	$	47,887
Ratio of aggregate indebtedness to net capital		47.09%
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	24,902

FIRST EQUITY CAPITAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2010

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

FIRST EQUITY CAPITAL SECURITIES, INC.
RECONCILIATION OF THE AUDITED COMPUTATION OF
NET CAPITAL AND FOCUS REPORT - PART IIA
PURSUANT TO RULE 17a-5
DECEMBER 31, 2010

There is no difference between the audited computation of net capital and the corresponding Focus Report - Part IIA.

FIRST EQUITY CAPITAL SECURITIES, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2010

Padilla & Company LLP
Tel.(718) 558-5858
175-61 Hillside Avenue, Suite 200, Jamaica, NY 11432
Fax. (718) 206-1040

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First Equity Capital Securities, Inc.
Short Hills, NJ

In planning and performing our audit of the financial statements of First Equity Capital Securities, Inc. for the year ended December 31, 2010 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures of determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company's to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Padilla and Company, LLP

Jamaica, NY
February 22, 2011

FIRST EQUITY CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

PADILLA & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS